UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*
INVESCO LTD.
(Name of Issuer)

Common Stock, par value $0.20 per share
(Title of Class of Securities)

G491BT108
(CUSIP Number)

Brian L. Schorr, Esq. Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017 Tel. No.: (212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ◻.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ _]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,457,427
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,457,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,457,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90*
14	TYPE OF REPORTING PERSON IN
_______
*Calculated based on 459,165,929 shares of Common Stock outstanding as of June 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 (the “Form 10-Q”).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,457,427
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,457,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,457,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%*
14	TYPE OF REPORTING PERSON IN
_______
*Calculated based on 459,165,929 shares of Common Stock outstanding as of June 30, 2020, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,457,427
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,457,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,457,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 459,165,929 shares of Common Stock outstanding as of June 30, 2020, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,457,427
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,457,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,457,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 459,165,929 shares of Common Stock outstanding as of June 30, 2020, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,457,427
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,457,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,457,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 459,165,929 shares of Common Stock outstanding as of June 30, 2020, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners AM Holdco, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 85-0622810
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 45,457,427
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 45,457,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,457,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.90%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 459,165,929 shares of Common Stock outstanding as of June 30, 2020, as reported in the Issuer’s Form 10-Q.

Item 1. Security and Issuer
This Schedule 13D relates to the Common Stock, par value $0.20 per share (the “Shares”), of Invesco Ltd, a Bermuda exempted company (the “Issuer”). The address of the principal executive office of the Issuer is 1555 Peachtree Street, NE., Suite 1800, Atlanta, Georgia 30309.
Item 2. Identity and Background
The persons filing this statement are Trian Partners AM Holdco, Ltd., a Cayman Islands exempted company with limited liability (“Trian AM Holdco”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP”), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, and Edward P. Garden, a citizen of the United States of America (Trian AM Holdco, Trian Management, Trian Management GP and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the  “Reporting Persons” or the “Trian Group”). The address of the principal office of each of Trian Management and Trian Management GP is 280 Park Avenue, 41st Floor, New York, New York 10017, and the address of the principal office of Trian AM Holdco is c/o DE (Cayman) Limited, Landmark Square, West Bay Road, PO Box 775, Grand Cayman, Cayman Islands, KY1-9006.  The principal business address of each of Messrs. Peltz, May and Garden is 223 Sunset Avenue, Suite 223, Palm Beach, Florida 33480.
Trian Management GP is the general partner of Trian Management, which serves as the management company for Trian AM Holdco.  Trian Management GP is controlled by Nelson Peltz, Peter W. May and Edward P. Garden, who therefore are in a position to determine the investment and voting decisions made by Trian AM Holdco, Trian Management and Trian Management GP.
Trian AM Holdco is primarily engaged in the business of investing in securities. Trian Management is primarily engaged in the business of serving as an investment management company for Trian AM Holdco and other funds and investment vehicles.  Trian Management GP is primarily engaged in the business of serving as the general partner of Trian Management.
Nelson Peltz’s present principal occupation or employment is serving as Chief Executive Officer and a founding partner of Trian Management and, as such, managing the investments of Trian AM Holdco and other funds and investment vehicles managed by Trian Management.  Peter W. May’s present principal occupation or employment is serving as President and a founding partner of Trian Management and, as such, managing the investments of Trian AM Holdco and other funds and investment vehicles managed by Trian Management.  Edward P. Garden’s present principal occupation or employment is serving as Chief Investment Officer and a founding partner of Trian Management and, as such, managing the investments of Trian AM Holdco and other funds and investment vehicles managed by Trian Management.
None of the Reporting Persons, nor any director, executive officer, general partner or controlling person of any of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.
Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Item 3. Source and Amount of Funds or Other Consideration
As of 4:00 p.m., New York City time, on October 1, 2020, the aggregate purchase price of the 36,739,343 Shares (not including those Shares underlying any Options (as defined below)) purchased by Trian AM Holdco was $394,560,814 (including commissions).  In addition, as of such time and date, Trian AM Holdco beneficially owned an additional 8,718,084 Shares, which were acquired through a series of privately negotiated back-to-back call and put transactions with a financial institution (the “Options”) and as a result of which Trian AM Holdco is subject to the same economic gain or loss as if it had purchased the underlying Shares.  As of October 1, 2020, these Options have an aggregate strike price of $99,006,305 (See Schedule A hereto for additional detail on the Options).  The source of funding for the purchase of the Shares was, and the source of funding for the purchase of any additional Shares, the exercise of the Options or the purchase and/or exercise of any additional Options or other derivative securities related to the market price of the Shares acquired in the future is currently expected to be, the general working capital of Trian AM Holdco and/or other funds and investment vehicles managed by Trian Management.
Item 4. Purpose of Transaction

The Reporting Persons invested in the securities of the Issuer because they believe that these securities are undervalued and represent an attractive investment opportunity. The Reporting Persons from time to time may seek to acquire additional securities of the Issuer (including through derivative securities or other instruments that are convertible into or exchangeable for securities of the Issuer), through open-market purchases, private transactions or otherwise, and the Reporting Persons intend to seek to obtain appropriate approvals from regulatory authorities and/or the Issuer’s board of directors (the “Board”), to the extent required or appropriate under the Issuer’s Bye-Laws or applicable law, in order to facilitate such additional acquisitions.

The Reporting Persons have met and engaged in a constructive discussion with Martin Flanagan, a director and President and Chief Executive Officer of the Issuer, and Allison Dukes, Senior Managing Director and Chief Financial Officer of the Issuer. The Reporting Persons intend to continue to engage in discussions with the Board and/or management of the Issuer regarding various strategic and operational initiatives that the Reporting Persons believe can generate value.  Such initiatives may include recommendations relating to the Issuer’s operations, organizational structure, technology, product offerings, talent development and retention strategies, capital allocation and dividend policies and corporate governance (such as initiatives relating to the Issuer’s executive compensation design, organizational documents and changes to Board composition). During the meeting with Mr. Flanagan and Ms. Dukes, the Reporting Persons requested that the Board be expanded to include Trian partners Nelson Peltz and Ed Garden and also discussed Board refreshment.  The Reporting Persons believe that the asset management industry is undergoing significant change due to a variety of competitive pressures, and that industry participants that possess significant scale and product breadth, streamlined and efficient non-investment functions, and the ability to invest in technology, growth and innovation, will be best positioned to succeed in the industry and serve clients going forward.  Accordingly, the Reporting Persons have discussed with Mr. Flanagan and Ms. Dukes, and intend to further discuss with the Board and/or management of the Issuer, and may encourage the Issuer to explore, certain strategic combinations (such as mergers, acquisitions, consolidations or other extraordinary corporate transactions) with one or more companies in the asset management industry (which may include companies in which the Reporting Persons are currently shareholders or may in the future become shareholders). The Reporting Persons may seek to participate in any such strategic combinations and may initiate or participate in discussions with the board of directors and/or management of the proposed or contemplated counterparties in such transactions.

In addition, to communicating with the Board and management of the Issuer, the Reporting Persons have communicated, and may continue to communicate, with current or prospective shareholders of the Issuer or other interested or relevant parties, including knowledgeable industry or market observers and participants, such as the boards of directors and/or management of other companies in the asset management industry, service providers and financing sources (including current or potential investors in funds and investment vehicles managed by Trian Management), regarding the Issuer and the matters set forth in this Item 4. The Reporting Persons have retained, and may in the future retain, advisors or consultants to assist them in evaluating their investment in the Issuer and may exchange information with such persons pursuant to confidentiality or similar agreements. The Reporting Persons may, at any time and from time to time, review and reconsider their position and/or change their purpose or take actions with respect to their investment in the Issuer as they deem appropriate, including formulating other plans and/or making other proposals, and/or changing their intention with respect to or considering or proposing, one or more of the matters referred to in this Item 4.  The Reporting Persons may also take steps to explore and prepare for various plans and actions, and hire advisors or consultants, and propose transactions, before forming a plan or intention to engage in such plans or actions or proceed with any such transactions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, price levels of the Shares, the Issuer’s response to the matters to be discussed with the Reporting Persons, actions taken by management and the Board, the Reporting Persons’ overall investment strategies, liquidity requirements and other portfolio management considerations, other investment opportunities available to the Reporting Persons, applicable legal and regulatory constraints, conditions in the securities and capital markets, and general economic and industry conditions, the Reporting Persons may, from time to time and at any time, in the future purchase additional securities of the Issuer as described above, or dispose of some or all of their securities of the Issuer (or related derivative securities or instruments), in the open market, in private transactions or otherwise, or enter into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, which may or may not affect their beneficial ownership in securities of the Issuer.  In addition, the Reporting Persons may, at any time and from time to time, propose or consider one or more actions with respect to their investment in the Issuer as they deem appropriate, that relate to or could result in any or all of the matters described or referred to in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  The foregoing list of intentions, plans, strategies, negotiations, discussions, activities and potential transactions under consideration is subject to termination, evolution, modification or change at any time, without notice, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer
(a) As of 4:00 pm, New York City time, on October 1, 2020, the Reporting Persons beneficially owned 45,457,427 Shares, representing approximately 9.90% of the Issuer’s outstanding Shares (calculated based on 459,165,929 Shares outstanding as of June 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020).  Such Shares include 36,739,343 Shares beneficially owned by the Reporting Persons through direct ownership of the Shares by Trian AM Holdco, representing approximately 8.00% of the Issuer’s outstanding Shares, and an additional 8,718,084 Shares underlying the Options that are held by Trian AM Holdco, representing approximately 1.90% of the Issuer’s outstanding Shares.
(b) Trian AM Holdco beneficially and directly owns and has sole voting power and sole dispositive power with regard to 45,457,427 Shares (including the Shares underlying the Options), except to the extent that other Reporting Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares.
Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian AM Holdco (as discussed in Item 2 above), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares (including Shares underlying the Options) that Trian AM Holdco directly and beneficially owns.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.
(c) Schedule A hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of the transactions effected through 4:00 pm, New York City time, on October 1, 2020.  In addition, as more fully described in Item 6 below, on September 23, 2020 Trian AM Holdco, L.P. (“Trian AM Holdco LP”), a Delaware limited partnership which holds all of the economic participating shares in Trian AM Holdco, transferred Shares that it had received from other funds and investment vehicles managed by Trian Management (the “Contributed Shares”) to Trian AM Holdco.
(d) Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.
Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer
On September 22, 2020 Trian AM Holdco LP entered into a Contribution Agreement with Trian AM Holdco pursuant to which, on September 23, 2020, Trian AM Holdco LP contributed all of the Contributed Shares and cash that it previously received from other funds and investment vehicles managed by Trian Management (the “Contributed Cash”) to Trian AM Holdco in exchange for economic participating shares in Trian AM Holdco having a net asset value equal to the net asset value of the Contributed Shares and the Contributed Cash.  Subsequent to September 23, 2020, Trian AM Holdco LP contributed additional Contributed Cash to Trian AM Holdco. The foregoing description of the Contribution Agreement is a summary only and is qualified in its entirety by reference to the Contribution Agreement, which is filed as Exhibit 2 hereto and incorporated herein by reference.
Except as described herein (including, without limitation, Items 3 and 4 above, and the description of the Options set forth in Schedule A hereto, which are each incorporated by reference in this Item 6 as if restated in full herein), none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits
1.	Joint Filing Agreement of the Reporting Persons
2.	Contribution Agreement dated as of September 22, 2020 between Trian Partners AM Holdco, L.P and Trian Partners AM Holdco, Ltd.

[INTENTIONALLY LEFT BLANK]

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2020

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS AM HOLDCO, LTD.

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Director

/s/ NELSON PELTZ Nelson Peltz

/s/ PETER W. MAY Peter W. May

/s/ EDWARD P. GARDEN Edward P. Garden

Schedule A

The following table sets forth all transactions with respect to the Shares affected during the past 60 days by any of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on October 1, 2020.  Except as otherwise noted, and except as described in Item 6 of this Schedule 13D, which is incorporated by reference in this Schedule A as if restated in full herein, all such transactions in the table were effected in the open market.  The prices set forth in the table do not include commissions.

Fund	Date	Shares	Price	Type
Trian Partners AM Holdco, Ltd.	9/22/2020	950,000	$ 10.1501	Purchase
Trian Partners AM Holdco, Ltd.	9/23/2020	6,662,352	$ 10.3613	Purchase
Trian Partners AM Holdco, Ltd.	9/24/2020	7,100,000	$ 10.6931	Purchase
Trian Partners AM Holdco, Ltd.	9/25/2020	1,172,869	$ 10.7500	Purchase*
Trian Partners AM Holdco, Ltd.	9/28/2020	3,517,694	$ 11.4447	Purchase*
Trian Partners AM Holdco, Ltd.	9/29/2020	3,500,000	$ 11.3725	Purchase*
Trian Partners AM Holdco, Ltd.	9/30/2020	527,521	$ 11.5137	Purchase*

*On the various dates set forth above, and as more fully described below, Trian AM Holdco entered into a series of privately negotiated back-to-back call and put transactions (the “Options”) with Nomura Securities (Bermuda), Ltd. (the “Counterparty”) through which it acquired beneficial ownership of an aggregate of 8,718,084 Shares and as a result of which it is subject to the same economic gain or loss as if they had purchased the underlying Shares.  More specifically, these transactions represent call options pursuant to which, on or prior to October 25, 2023 (the “Exercise Date”), Trian AM Holdco may acquire the number of Shares set forth above at the price per share set forth above (the “Exercise Price”).  These call options may be exercised at any time, in whole or in part, on or prior to the Exercise Date. Simultaneously with the purchase of each call option, Trian AM Holdco also sold a put option to the Counterparty for the same number of Shares pursuant to which, if on the Exercise Date the call options have not been exercised by Trian AM Holdco and the Exercise Price is greater than the closing price of the Shares on the Exercise Date (the “Closing Price”), the Counterparty may require Trian AM Holdco to, at its election, either (i) pay the Counterparty an amount in cash equal to the product of (a) the excess of the Exercise Price over the Closing Price and (b) the number of Shares set forth above or (ii) acquire from the Counterparty the number of Shares set forth above at the Exercise Price. As part of these transactions, Trian AM Holdco pays the Counterparty a financing fee based on the number of days that the Options that it holds are outstanding, which fee is calculated using a monthly rate equal to USD-LIBOR-BBA (as displayed on Bloomberg Screen “US0001M <Index> <GO>or any successor page) plus a spread.  No premium was paid by Trian AM Holdco in connection with the Options. Until they are exercised, the Options do not give Trian AM Holdco or any other Reporting Person direct or indirect voting, investment or dispositive control over the underlying Shares and do not require the Counterparty to acquire, hold, vote or dispose of any securities of the Issuer.

Exhibit 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Invesco Ltd. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 2nd day of October 2020.

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS AM HOLDCO, LTD.

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Director

/s/ NELSON PELTZ Nelson Peltz

/s/ PETER W. MAY Peter W. May

/s/ EDWARD P. GARDEN Edward P. Garden

Exhibit 2

CONTRIBUTION AGREEMENT
This CONTRIBUTION AGREEMENT, dated as of September 22, 2020 (this “Agreement”), is made by and between Trian Partners AM Holdco, L.P., Delaware limited partnership (“Holdco LP”) and Trian Partners AM Holdco, Ltd., a Cayman Islands exempted company with limited liability (“Holdco Ltd”).  Holdco LP and Holdco Ltd are referred to collectively herein as the “Parties”.
RECITALS
WHEREAS, Holdco LP wishes to transfer and assign to Holdco Ltd all of its rights, title, interest, duties, obligations and liabilities with respect to the Contributed Assets (as defined in Section 1), and Holdco Ltd wishes to acquire and assume from Holdco LP, all of Holdco LP’s right, title, interest, duties, obligations and liabilities with respect to the Contributed Assets; and
WHEREAS, as consideration for the Contributed Assets, Holdco Ltd wishes to issue to Holdco LP non-voting shares of Holdco Ltd in accordance with the Amended and Restated Articles of Association of Holdco Ltd (the “Articles”).
AGREEMENT
In consideration of the mutual covenants and agreements contained herein, Holdco LP and Holdco Ltd agree as follows:
1.              Contribution to Holdco Ltd.  Holdco LP has entered into a Contribution Agreement, dated the date hereof (the “Funds Contribution Agreement”), with the Funds (as defined in the Funds Contribution Agreement) pursuant to which the Funds, in the aggregate, will contribute the Contributed Assets to Holdco LP.  Holdco LP hereby contributes to Holdco Ltd, effective simultaneously with the contribution of Contributed Assets to Holdco LP pursuant to Funds Contribution Agreement (the date of such contribution, the “Effective Date”), without recourse to or representation or warranty whatsoever by Holdco LP, any and all right, title, interest, duties, obligations and liabilities of Holdco LP with respect to the Contributed Assets.  After the Effective Date, Holdco LP may make additional contributions of Contributed Assets (the date of any such additional contribution, the “Additional Contribution Effective Date”), without recourse to or representation or warranty whatsoever by Holdco LP, any and all right, title, interest, duties, obligations and liabilities of Holdco LP with respect to such additional Contributed Assets. The “Contributed Assets” means the securities and cash held by Holdco LP that are listed on Schedule A attached hereto (as such Schedule A may be updated from time to time on any Additional Contribution Effective Date).  Holdco Ltd hereby accepts the Contributed Assets and assumes all of Holdco LP’s right, title, interest, duties, obligations and liabilities (whether arising before or after the Effective Date) with respect to the Contributed Assets.  Holdco LP shall take all necessary actions to consummate the transfers contemplated hereunder including all steps required in order to vest legal title to the Contributed Assets in Holdco Ltd.
2.              Issuance of Shares in Holdco Ltd.  Holdco Ltd shall issue to Holdco LP, in accordance with the Articles, non-voting shares of Holdco Ltd having a net asset value equal to the net asset value of the Contributed Assets as determined by Holdco LP and Holdco Ltd in consultation with Trian Fund Management, L.P., a Delaware limited partnership, and Trian Partners AM Holdco, LLC, a Delaware limited liability company.
3.              Limitation on Contribution.
(a)            Notwithstanding anything to the contrary in this Agreement, Holdco LP may contribute Contributed Assets to Holdco Ltd only if such contribution (i) would not constitute a violation of law and (ii) would not constitute a breach or other contravention of any credit agreements, promissory notes, guarantees, security documents, assignments, participations and other instruments and agreements related to the Contributed Assets or in any way adversely affect the rights of Holdco LP or Holdco Ltd with respect to the Contributed Assets.

(b)            If, as of the Effective Date or any Additional Contribution Date, if applicable, any Contributed Assets are not contributed to Holdco Ltd pursuant to the terms of Section 1 because third-party consent is required for such contribution, Holdco Ltd and Holdco LP will use their reasonable best efforts to obtain the consent of any third party necessary for the contribution of such Contributed Assets from Holdco LP to Holdco Ltd.  In addition, during such time as such third-party consents have not been obtained or such assignment or attempted assignment would constitute a violation of any law, Holdco LP and Holdco Ltd shall execute a participation agreement, effective as of the Effective Date (the "Participation Agreement"), pursuant to which Holdco Ltd will obtain the benefits and perform and discharge the obligations with respect to the Contributed Assets which have not been transferred and under which Holdco LP will enforce for the benefit of Holdco Ltd, with Holdco Ltd being responsible for the performance and discharge of Holdco LP’s obligations, and any and all rights of Holdco LP against a third party.

4.              Representations and Warranties of the Parties.  Each Party to this Agreement represents and warrants to the other Party that:
(a)            Such Party is duly organized, in good standing and validly existing under the laws of the jurisdiction where it is presently organized.  Such Party has the full power and authority to execute, deliver and perform its obligations under this Agreement, including all documents executed in connection herewith.

(b)            This Agreement has been duly and validly authorized, executed and delivered by such Party, and is legal, valid, binding and enforceable against such Party in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally or by equitable principles relating to enforceability.

(c)            The making and performance by such Party of this Agreement does not and will not violate any law or regulation applicable to it.

5.              Estate of the Funds.  It is the intention of Holdco LP and Holdco Ltd that by contributing the Contributed Assets to Holdco Ltd, Holdco LP shall have conveyed good title thereto, and that no such Contributed Asset shall be part of Holdco LP’s estate in the event of the filing of a bankruptcy petition by or against Holdco LP under any bankruptcy or similar law.
6.              Contributed Assets Proceeds.  If Holdco LP receives or collects a payment or prepayment of interest, principal or other proceeds (the “Proceeds”) derived from ownership of a Contributed Asset that has been contributed to Holdco Ltd pursuant to this Agreement, which have accrued on or after the Effective Date, Holdco LP will promptly pay to Holdco Ltd such payment of Proceeds.
7.              Headings.  The titles of the headings of the Sections of this Agreement are for convenience of reference only and are not to be considered in construing the terms and provisions of this Agreement.  References to “Section” in this Agreement shall be deemed to refer to the indicated Section of this Agreement unless the context clearly indicates otherwise.
8.              Choice of Law.  This Agreement, and any and all actions or controversies arising out of this Agreement, including, without limitation, tort claims, shall be governed by, construed and enforced in accordance with the internal laws of the State of New York, without regard to the choice of law principles thereof, other than Section 5-1401 of the New York General Obligations Law.
9.              Counterparts.  Counterparts may be executed through the use of separate signature pages or in any number of counterparts with the same effect as if the Parties executing such counterparts had all executed one counterpart.
10.              Amendments.  This Agreement may be amended in a writing and signed by each of the Parties hereto.
11.              Successors and Assigns.  This Agreement and the rights and benefits hereof shall inure to the benefit of each of the Parties hereto and their respective successors and permitted assigns.
[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement by their duly authorized signatories as of the date above first written.
TRIAN PARTNERS AM HOLDCO, LTD.

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Director

TRIAN PARTNERS AM HOLDCO, L.P.
By:	Trian Partners AM Holdco GP, L.P. its general partner

By:	Trian Partners AM Holdco General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

SCHEDULE A
Total securities and assets held by Trian Partners AM Holdco, L.P.

that will be contributed as of September 23, 2020 to
Trian Partners AM Holdco, Ltd.

Securities Contributed	Cash Contributed
22,026,991 shares of Common Stock of Invesco Ltd.	$9,675,845.00